Contact

www.linkedin.com/in/david-pawlan-aloa (LinkedIn)

Top Skills

Microsoft Word
PowerPoint
Public Speaking

David Pawlan

Digital Nomad // Forbes Tech Council
Chicago, Illinois, United States

Summary

We are here to bring transparency, accountability, and humanity to the software development economy using a three-pronged approach:

The Aloa Partner Network - We want to connect people to a pool of highly vetted vendors overseas. Our Aloa Partners are based in South America, Eastern Europe, and India. We only have 10 total partners thus far, and they are vetted from a pool of over 7000 firms overseas.

The Aloa Platform - We created a suite of software tools that streamlines and automates the boring and tedious tasks related to software development search, management, and payment

The Aloa Product Strategist - We introduce an industry expert for every project that will help the client:
1. Find the right software development partner
2. Manage the project from beginning to end
3. Facilitate the interaction between the client and the software development team

Experience

Bracketology
Co-Founder
May 2021 - Present (3 years 1 month)
Remote

Fantasy sports, for reality TV. Bracketology is the premier centralized fantasy gaming platform for reality TV shows. Bracketology offers gaming for numerous shows through its mobile application.

Aloa
Co-Founder - Growth Marketing
2018 - Present (6 years)

Aloa is a platform for outsourcing software development for startups, providing you the infrastructure to outsource your software seamlessly. We believe in a world where anyone can innovate freely, and currently, we see software as a barrier to innovation. We have approached this space through a three-pronged method: Partner Network, Platform, & Process. Running a business is hard, software development shouldn't be.

Fifth Star Funds
Co-Founder
March 2020 - Present (4 years 3 months)
Chicago, Illinois, United States

Fifth Star Funds is a venture philanthropy fund seeking to address the funding epidemic in America where only 1% of venture capital is awarded to Black founders. We accomplish this by investing in Black tech founders in Chicago at the early stage "Friends & Family" round. We believe the funding gap at this stage is the most critical to address, as centuries of inequity have prevented these potential entrepreneurs from having the initial capital to start their businesses. Any individual, corporation, or foundation can contribute to the fund as a tax-deductible donation, and 100% of all returns from successful investments are reinvested into the fund to support future generations of underrepresented founders. We are partnered with leaders in the industry such as 1871, Winston & Strawn, Tides.org, and many more. The Chicago flag features four stars that represent pivotal events in our city's history; we contend that the Fifth Star belongs to underrepresented founders and the extraordinary impact they will have on our city's future.

Wefunder
Venture Partner
January 2022 - January 2023 (1 year 1 month)
Wefunder gives people the power to invest in the future they believe in by backing the creatives and innovators they wish to succeed. Focused on allowing anyone, no matter their financial circumstances to invest in the people they believe in. Wefunder has led the growth in the Regulation Crowdfunding industry. Helping over 1800+ founders raise over $395M+ from a community of like-minded advocates, who've impacted their ecosystems and created over 25k jobs.

Now that is some economic impact!

Wefunder Venture Partners collaborate across the global startup ecosystem to support founders and their ideas. If you are a startup looking to raise capital from the crowd, message me here on LinkedIn!

BlackRock
Summer Analyst - ETF and Index Investing
June 2018 - August 2018 (3 months)
San Francisco Bay Area

RoomE
Founder and CEO
December 2015 - September 2017 (1 year 10 months)

Incoming college roommate searching app the uses swiping technology to increase the experience for the user.

Freshfields Bruckhaus Deringer
Intern
June 2017 - August 2017 (3 months)
Tel Aviv Area, Israel

Levy Restaurants
Seat Vendor
May 2016 - November 2016 (7 months)
Wrigley Field

Vendor at Wrigley Field

Camp Timberlane For Boys
Camp Counselor
June 2013 - August 2015 (2 years 3 months)
Woodruff, Wisconsin

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Education

Vanderbilt University
Human and Organizational Development · (2015 - 2019)